Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Regency Centers Corporation:

We consent to the incorporation by reference in the registration statement (no. 333-149872) on Form S-8 of Regency Centers Corporation of our report dated June 29, 2011 with respect to the statements of net assets available for benefits of Regency Centers 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the supplemental schedules of (1) Schedule H, Line 4d - Nonexempt Transactions for the year ended December 31, 2010, and (2) Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K/A of Regency Centers 401(k) Profit Sharing Plan.

/s/ KPMG LLP

June 29, 2011
Jacksonville, Florida
Certified Public Accountants